BEMAX INC.

September 7, 2023

Division of Corporation Finance

Office of Manufacturing

US Securities and Exchange Commission

Washington, D.C. 20549

Re: Bemax, Inc.

Offering Statement on Form 1-A

Post-Qualification Amendment to Form 1-A

Filed September 1,2023

File No. 024-11606

Sir/Madam:

The undersigned, Bemax, Inc., a corporation organized under the laws of the State of Nevada, in connection with its referenced filing of Form 1-A, request acceleration of its Qualification prior to close of business September 8, 2023, or as soon as possible thereafter. Thank you,

Respectfully Submitted,

Bemax, Inc.

By:
Taiwo Amasiko
President and CEO